SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3
TRANSACTION STATEMENT
UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

SouthCrest Financial Group, Inc.
(Name of Issuer)

Kent Berry	Richard T. Bridges
Daniel W. Brinks	Harvey N. Clapp
Joan Cravey	Zack D. Cravey, Jr.
Douglas J. Hertha	Larry T. Kuglar
Michael D. McRae	Dr. Warren Patrick
Harold W. Wyatt, Jr.	Harold W. Wyatt, III
SouthCrest Financial Group, Inc.
(Names of Person(s) Filing Statement)

Common Stock
(Title of Class of Securities)

84129X107
(CUSIP Number of Class of Securities)

Douglas J. Hertha
Chief Financial Officer
SouthCrest Financial Group, Inc.
600 North Glynn Street
Fayetteville, Georgia 30214
(770) 461-2781
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:
Kenneth M. Achenbach, Esq.
Bryan Cave Powell Goldstein
One Atlantic Center – Fourteenth Floor
1201 West Peachtree Street NW
Atlanta, Georgia 30309
(404) 572-6808

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$ 3,637,384.50	$ 202.97**

*
For purposes of calculating the fee only.  This amount assumes 222,470 shares of common stock of the subject company will be exchanged for 222,470 shares of Series A Preferred Stock of the subject company.  Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of August 31, 2009, the last practicable day prior to filing, which was $16.35  per share.  The amount of the filing fee equals the aggregate transaction value multiplied by 0.00005580.

**	Paid with the initial filing of this Schedule 13e-3 on September 11, 2009.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

AMENDMENT NO. 3 TO TRANSACTION STATEMENT UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13e-3 (the “Schedule 13e-3”) for SouthCrest Financial Group, Inc. (the “Company”) is being filed solely to report the results of the Rule 13e-3 transaction subject to the Schedule 13e-3.

The Articles of Amendment to the Company’s Articles of Incorporation providing for the reclassification of shares (the “Reclassification”) of the Company’s common stock held by shareholders who are the record holders of fewer than 2,000 shares of common stock into shares of the Company’s Series AAA Preferred Stock were approved by the Company’s shareholders on December 10, 2009, and became effective on December 14, 2009, upon the filing of the Articles of Amendment with the Georgia Secretary of State.    Subject to the perfection of dissenters’ rights, as described below, as a result of the Reclassification, approximately 201,991 shares of the Company common stock held by approximately 361 shareholders of record were reclassified into shares of the Series AAA Preferred Stock of the Company, on the basis of one share of Series AAA Preferred Stock for each share of common stock.   After the Reclassification, the number of outstanding shares of the Company’s common stock was approximately 3,729,537 and the number of common shareholders of record was approximately 224.  Additionally, after the Reclassification, the number of outstanding shares of the Company Series AAA Preferred Stock was approximately 201,991 and the number of Series AAA shareholders of record was approximately 361.   The Company has received preliminary notices that indicate the intent of up to 8 holders of record of up to 60,241 shares of the Company’s common stock to exercise statutory dissenters’ rights under state law with respect to the Reclassification.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2009
SOUTHCREST FINANCIAL GROUP, INC.

By:	/s/ Larry T. Kuglar
Larry T. Kuglar
President and Chief Executive Officer

OTHER FILING PERSONS:

/s/ Kent Berry
Kent Berry

/s/ Richard T. Bridges
Richard T. Bridges

/s/ Daniel W. Brinks
Daniel W. Brinks

/s/ Harvey N. Clapp
Harvey N. Clapp

/s/ Joan Cravey
Joan Cravey

/s/ Zack D. Cravey, Jr.
Zack D. Cravey, Jr.

/s/ Douglas J. Hertha
Douglas J. Hertha

/s/ Larry T. Kuglar
Larry T. Kuglar

/s/ Michael D. McRae
Michael D. McRae

/s/ Dr. Warren Patrick
Dr. Warren Patrick

/s/ Harold W. Wyatt, Jr.
Harold W. Wyatt, Jr.

/s/ Harold W. Wyatt, III
Harold W. Wyatt, III